# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HarbourVest Private Investments Fund, CIK 0002020407
CUSIP: 41166N103
Title of class of securities: Class A Common Shares of Beneficial Interest
Address of issuer's principal executive offices: One Lincoln Street, Suite 1700, Boston, Massachusetts (MA), 02111
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001608086

## Reporting persons
- HarbourVest Partners L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,000; shared voting power 0; sole dispositive power 1,000; shared dispositive power 0; aggregate amount beneficially owned 1,000 (100% of the class)
  Comment: This Schedule 13G relates to the following classes of securities: Class I common shares of beneficial interest, (the "Class I Common Shares") with CUSIP No. 41166N301, Class D common shares of beneficial interest, (the "Class D Common Shares") with CUSIP No. 41166N202 and Class A common shares of beneficial interest, (the "Class A Common Shares") with CUSIP No. 41166N103 of HarbourVest Private Investments Fund, a Delaware statutory trust (the "Issuer"). HarbourVest Partners L.P. (the "Reporting Person") has sole voting power and dispositive power with respect to 1,000 Class A Common Shares, 1,000 Class D Common Shares, 8,000 Class I Common Shares and may be deemed to have dispositive and voting power with respect to 451,194.368 Class I Common Shares, representing 100 percent of the Class A Common Shares, 100 percent of the Class D Common Shares and less than 1 percent of the Class I Common Shares. Cover pages are limited to one class of security. The cover page of this Schedule 13G filing relates to the Class A Common Shares, and this comment shall serve as full disclosure of the beneficial ownership of all classes of securities of the Issuer as of June 30, 2025. As of June 30, 2025, Reporting Person no longer beneficially owns more than 5% of the Class I Common Shares of the Issuer and as such, this filing serves as an exit filing for Reporting Person relating to its ownership of the Class I Common Shares.

## Item 1. Issuer
Name of issuer: HarbourVest Private Investments Fund
Address of issuer's principal executive offices: One Lincoln Street, Suite 1700, Boston, MA 02111, (617) 348-3707

## Item 2. Person Filing
Name of person filing: HarbourVest Partners L.P.
Address of principal business office or, if none, residence: One Lincoln Street, Suite 1700, Boston, MA 02111.
Citizenship: The Reporting Person is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of June 30, 2025, HarbourVest Partners L.P. (the "Reporting Person") has sole voting power and dispositive power with respect to 1,000 Class A common shares of beneficial interest, (the "Class A Common Shares") with CUSIP No. 41166N103, 1,000 Class D common shares of beneficial interest, (the "Class D Common Shares") with CUSIP No. 41166N202, 8,000 Class I common shares of beneficial interest, (the "Class I Common Shares"), with CUSIP No. 41166N301 and may be deemed to have dispositive and voting power with respect to 451,194.368 Class I Common Shares. The CUSIP referenced above in Item 2(e) applies to the Class A Common Shares.

As of June 30, 2025, Reporting Person no longer beneficially owns more than 5% of the Class I Common Shares of the Issuer and as such, this filing serves as an exit filing for Reporting Person relating to its ownership of the Class I Common Shares.
Percent of class: The Reporting Person may be deemed to beneficially own 100% of Class A Common Shares, 100% of Class D Common Shares and less than 1% of the Class I Common Shares. Calculation of the percentage of the Common Shares beneficially owned is based on 1,000 Class D Common Shares, 1,000 Class A Common Shares and 47,722,370.336 Class I Common Shares outstanding as of June 30, 2025, as disclosed by the Issuer to the Reporting Person.
Sole power to vote or to direct the vote: See Item 4(a) above.
Shared power to vote or to direct the vote: See Item 4(a) above.
Sole power to dispose or to direct the disposition: See Item 4(a) above.
Shared power to dispose or to direct the disposition: See Item 4(a) above.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- HarbourVest Partners L.P.: /s/ Adam Freedman, Adam Freedman, Managing Director of HarbourVest Partners, LLC, its General Partner (08/13/2025)